UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 6, 2020 (January 5, 2020)

Nebula Acquisition Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	001-38339	82-3008583
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Four Embarcadero Center, Suite 2350 San Francisco, CA	94111
(Address of principal executive offices)	(Zip code)

(513) 618-7161
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NEBU	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	NEBU.W	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one third of one Warrant	NEBU.U	The Nasdaq Stock Market LLC

Item 1.01. Entry into a Material Definitive Agreement

General

On January 5, 2020, Nebula Acquisition Corp., a Delaware corporation (“NAC”), BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder (the “Blocker Holder”), Nebula Parent Corp., a Delaware corporation (“ParentCo”), NBLA Merger Sub LLC, a Texas limited liability company (“Merger Sub LLC”), NBLA Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”), Open Lending, LLC, a Texas limited liability company (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, as the Securityholder Representative, entered into a business combination agreement (the “Agreement”) pursuant to which NAC will acquire the Company for consideration of a combination of cash and shares (as further explained below). The terms of the Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Agreement.

The Merger Agreement

Structure of the Transaction

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)	Each of ParentCo, Merger Sub Corp and Merger Sub LLC are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Agreement. ParentCo is a wholly-owned direct subsidiary of NAC and both Merger Sub LLC and Merger Sub Corp are wholly-owned direct subsidiaries of ParentCo.

(b)	On the Closing Date, each of the following transactions will occur in the following order: (i) Merger Sub Corp will merge with and into NAC (the “First Merger”), with NAC surviving the First Merger as a wholly owned subsidiary of ParentCo (the “NAC Surviving Company”); (ii) immediately following the First Merger and prior to the Blocker Contribution (as defined below), Blocker shall redeem a specified number of shares of Blocker common stock in exchange for cash (the “Blocker Redemption”); (iii) immediately following the Blocker Redemption, ParentCo will acquire, and the Blocker Holder will contribute to ParentCo the remaining shares of Blocker common stock after giving effect to the Blocker Redemption (the “Blocker Contribution”) such that, following the Blocker Contribution, Blocker will be a wholly-owned subsidiary of the ParentCo; (iv) immediately following the Blocker Contribution, Merger Sub LLC will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned subsidiary of ParentCo (the “Surviving Company”); (v) immediately following the Second Merger, Blocker will acquire, and ParentCo will contribute to Blocker all common units of the Surviving Company directly held by ParentCo after the Second Merger; and (vi) the NAC Surviving Company will acquire and ParentCo will contribute to the NAC Surviving Company the remaining shares of Blocker common stock after giving effect to the Blocker Redemption and the Blocker Contribution (the “ParentCo Blocker Contribution”) such that, following the ParentCo Blocker Contribution, Blocker shall be a wholly-owned subsidiary of the NAC Surviving Company (together with the other transactions related thereto, the “Proposed Transactions”).

(c)	Contemporaneously with the execution of the Agreement, True Wind Capital and several fundamental investors entered into certain subscription agreements (collectively, the “Subscription Agreements”), pursuant to which, at Closing, True Wind Capital and such other persons agreed to subscribe for and purchase ParentCo Common Shares for an aggregate cash amount of $200,000,000 at a purchase price of $10.00 per share, anchored by True Wind Capital, which has agreed to subscribe to and purchase $85,000,000 worth of NAC Class A Common Stock.

(d)	In addition, contemporaneously with the execution of the Agreement, (i) certain Company Unitholders representing 48% of the Company’s outstanding membership interests entered into a Company Support Agreement (the “Company Support Agreement”), pursuant to which such Company Unitholders agreed, among other things, to approve the Agreement and the Proposed Transactions, (ii) certain stockholders of NAC entered into Investor Support Agreements (each, an “Investor Support Agreement”), pursuant to which certain NAC stockholders agreed, among other things, to approve the Agreement, the Proposed Transactions, not to redeem any shares held by such stockholders in connection with the Proposed Transactions and to tender any warrants to purchase NAC Class A Common Stock held by such stockholder to NAC for cash consideration of $1.50 per whole warrant and to vote all such warrants held by such NAC stockholder in favor of any amendment to the terms of such warrants proposed by NAC, including to reduce the term of all outstanding warrants to purchase shares of NAC Class A Common Stock to expire upon the consummation of the First Merger (the “Warrant Amendment”); and (iii) the holders of the NAC Class B Common Stock entered into a Founder Support Agreement (the “Founder Support Agreement”), pursuant to which, among other things, such holders agreed to approve the Agreement, the Proposed Transactions and forfeit any NAC Warrants held by them to NAC, as well as waive any anti-dilution rights provided to such NAC stockholder in NAC’s current certificate of incorporation.

(e)	The parties will also enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) and an Investors Rights Agreement (the “Investor Rights Agreement”), each of which are closing conditions of the parties to consummate the Proposed Transactions.

Consideration

The aggregate consideration payable to the members of the Company and the Blocker Holder for the Proposed Transaction consists of the Company Merger Consideration, the Blocker Redemption Amount, the Blocker Consideration and the Contingency Consideration.

(a)	The Cash Consideration and the Share Consideration

The Cash Consideration is an amount equal to (i) the Available Cash (as defined below), plus (ii) the aggregate amount of all cash held by the Company or any of its subsidiaries as of 8:00 a.m. Eastern Time on the Business Day after the last date that any NAC stockholder may exercise its redemption rights (the “Reference Time”), plus (iii) the net proceeds of the Debt Financing received by the Company prior to the First Merger, minus (iv) any Company Transaction Expenses in excess of $10,000,000.

The Share Consideration is the number of ParentCo Common Shares equal to the quotient of: (i) (1) $1,260,625,000 minus, (2) the Available Cash (as defined below), minus (3) the net proceeds of the Debt Financing (as defined below) received by the Company prior to the First Merger; divided by (ii) $10.00.

Available Cash is the amount equal to, as of the Reference Time: (i) the principal amount of immediately available funds contained in NAC’s Trust Fund (the “Trust Fund”) available for release to NAC, ParentCo and the Company as applicable, plus (ii) the net amount of immediately available funds held by NAC pursuant to the Subscription Agreements, minus (iii) $35,000,000, minus (iv) the NAC Expenses set forth on a certificate delivered by NAC on the Closing Date, plus (v) the amount of cash as of the Reference Time held by NAC without restriction outside of the Trust Fund and any interest earned on the amount of cash held inside the Trust Fund.

Debt Financing is the incurrence by the Company and/or its subsidiaries of up to $225,000,000 senior secured credit facilities from a syndicate of financial institutions.

(b)	Company Merger Consideration

Company Merger Consideration consists of a combination of cash and shares. The Company Cash Consideration is an amount equal to the Cash Consideration, multiplied by a percentage as determined by the Company’s board of directors in accordance with the Company’s organizational documents (the “Company Percentage”). The Company Share Consideration is the number of ParentCo Common Shares equal to the Share Consideration, multiplied by the Company Percentage.

(c)	Blocker Redemption Amount and Blocker Consideration

Blocker shall redeem a number of shares of Blocker common stock having a value equal to the Blocker’s cash as of the Reference Time minus Blocker’s unpaid taxes, if any, as determined in good faith by the Board of Directors of Blocker. The Blocker Consideration for the Contribution consists of a combination of cash and shares. The Blocker Cash Consideration is an amount equal to the Cash Consideration, multiplied by a percentage as determined by the Company’s board of directors in accordance with the Company’s organizational documents (the “Blocker Percentage”). The Blocker Share Consideration is a number of ParentCo Common Shares equal to the Share Consideration multiplied by the Blocker Percentage.

(d)	Contingency Consideration

As a part of the overall Aggregate Consideration, the Blocker Holders and the Company Unitholders will be issued up to 15,000,000 additional ParentCo Common Shares. Each of the First Level Contingency Consideration and Second Level Contingency Consideration, is equal to 7,500,000 ParentCo Common Shares. The Blocker Holders and the Company Unitholders will be entitled to the First Level Contingency Consideration, if prior to or as of the second anniversary of the Closing, the daily volume weighted average (“VWAP”) of the ParentCo Common Shares is greater than or equal to $12.00 over any 20 trading days within any 30-trading day period. The Blocker Holders and the Company Unitholders will be entitled to the Second Level Contingency Consideration if, prior to or as of the second anniversary of the Closing, the VWAP is greater than or equal to $14.00 over any 20 trading days within any 30-trading day period.

If a Change of Control of ParentCo occurs prior to the second anniversary of the Closing, the Company Unitholders and the Blocker Holder will be entitled to receive any portion of the applicable Contingency Consideration that is issuable pursuant to each of the First Level Contingency Consideration and Second Level Contingency Consideration and that remains unissued prior to the consummation of such Change of Control.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable, after the date of the Agreement, (i) NAC shall prepare and file with the Securities and Exchange Commission (the “SEC”) the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of NAC soliciting proxies from such stockholders to obtain the NAC Stockholders Approval at the meeting of NAC’s stockholders and (ii) ParentCo and NAC shall prepare and file with the SEC a registration statement on Form S-4 or such other applicable form, in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the ParentCo Common Shares issuable in connection with the Proposed Transactions.

Tender Offer

As soon as reasonably practicable after the date of the Agreement, NAC will commence a tender offer to acquire each of the issued and outstanding NAC Warrants in exchange for $1.50, net to the seller in cash per NAC warrant (the “Tender Offer”). The obligation of NAC to accept for payment, and pay for, all NAC Warrants validly tendered pursuant to the Tender Offer will be subject to the satisfaction or (if permitted pursuant to the terms of the Agreement) waiver of (and shall not be subject to any other conditions) the conditions that (a) there shall be validly tendered (and not withdrawn) 8,250,000 NAC Warrants and (b) the First Merger shall have been consummated. The Tender Offer will be coupled with a consent solicitation that will require any person tendering a NAC Warrant to vote in favor of the Warrant Amendment, which, among other things, will reduce the term of any and all remaining NAC Warrants to expire upon the consummation of the First Merger. The Tender Offer will initially be scheduled to expire on the later of: (a) 20 Business Days following the Offer Commencement Date; and (b) the Closing Date (unless otherwise agreed to in writing by NAC and the Company).

Closing

The Closing will be on a date to be specified by NAC and the Company, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions. NAC will convene and hold a special meeting of the stockholders of NAC on or around January 9, 2020 for the purpose of voting to extend the deadline for NAC to consummate the Proposed Transactions (the “Extension”). It is expected that the First Merger will occur on or before June 12, 2020, which is the outside date to complete a business combination if approved at the special meeting of stockholders of NAC.

Representations, Warranties and Covenants

The Agreement contains customary representations, warranties and covenants of (a) the Company and Blocker and (b) ParentCo, NAC, Merger Sub Corp and Merger Sub LLC relating to, among other things, their ability to enter into the Agreement and their outstanding capitalization.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Proposed Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by NAC and the Company of the following conditions, (a) the stockholders of NAC shall have approved and adopted the NAC Stockholder Approval; (b) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions; (c) all required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the First Merger, the Blocker Contribution and the Second Merger under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained; (d) the consents, approvals and authorizations legally required to be obtained to consummate the Proposed Transactions set forth on a schedule to the Agreement shall have been obtained from and made with all governmental authorities; (e) between the date of the Agreement and the consummation of the Second Merger, the net tangible assets held by NAC in the aggregate shall be equal to at least $5,000,001; (f) the ParentCo Common Shares issuable in connection with the Proposed Transactions, shall be duly authorized by the Board of Directors of NAC and ParentCo and ParentCo’s organizational documents and ParentCo’s initial listing application with the Nasdaq Capital Market in connection with the Proposed Transactions shall have been approved and, immediately following the closing of the Proposed Transactions, ParentCo shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Capital Market and ParentCo shall not have received any notice of non-compliance therewith, and the ParentCo Common Shares, shall have been approved for listing on the Nasdaq Capital Market; (g) the members of the Company shall have approved and adopted the Member Approval; and (h) all of the conditions to the consummation of the Tender Offer (other than the consummation of the First Merger) shall have been satisfied and the Warrant Amendment shall have been approved.

ParentCo, NAC, Merger Sub Corp and Merger Sub LLC Conditions to Closing

The obligations of ParentCo, NAC, Merger Sub Corp and Merger Sub LLC to consummate the Proposed Transactions are subject to the satisfaction or waiver by NAC (where permissible) of the following additional conditions:

●	The representations and warranties of the Company contained in the Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect (the “Company Representation Condition”).

●	The representations and warranties of Blocker contained in the Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a material adverse effect on Blocker’s ability to consummate the Proposed Transactions (the “Blocker Representation Condition”).

●	The Company, the Blocker Holder and the Blocker, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by it on or prior to the consummation of the Second Merger (the “Company Covenant Condition”).

●	The Company shall have delivered to NAC a certificate, dated the Closing Date, signed by an authorized officer of the Company, certifying as to the satisfaction of the Company Representation Condition and the Company Covenant Condition (as it relates to the Company).

●	The Company shall have delivered to NAC a certificate, dated the Closing Date, signed by the Secretary of the Company certifying as to the resolutions of the Company’s Board of Managers and the members of the Company holding a majority of all the outstanding Company Membership Units entitled to vote authorizing and approving the Proposed Transactions.

●	Blocker shall have delivered to NAC a certificate, dated the Closing Date, signed by an authorized officer of Blocker, certifying as to the satisfaction of the Blocker Representation Condition and the Company Covenant Condition (as it relates to the Blocker).

●	Blocker and the Blocker Holder shall have delivered to NAC a certificate, dated the Closing Date, signed by the Secretary of the Company certifying as to the resolutions of Blocker’s Board of Directors approving the Proposed Transactions.

●	The Blocker Holder shall have delivered, or caused to be delivered, to NAC and ParentCo a counterpart signature of a contribution agreement executed by the Blocker Holder.

●	The Company shall have delivered, or caused to be delivered, to NAC the Company Certificate duly executed by an authorized officer of the Company in accordance with Section 2.04(b) of the Agreement.

●	The Company shall have delivered to NAC the Payment Spreadsheet in accordance with Section 2.04(b) of the Agreement.

●	The Company shall have delivered to NAC counterpart signatures of the Tax Receivable Agreement executed by the Company, Blocker, the Blocker Holder and specified Company Unitholders.

●	The Company shall have delivered, or cause to be delivered, to NAC and ParentCo a counterpart signature of the Investors Rights Agreement.

Company, Blocker and the Blocker Holder Conditions to Closing

The obligations of the Company, Blocker and the Blocker Holder to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

●	The representations and warranties of NAC contained in the Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “NAC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a NAC Material Adverse Effect (the “NAC Representation Condition”).

●	Each of ParentCo, NAC, Merger Sub Corp and Merger Sub LLC, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by it on or prior to the consummation of the Second Merger (the “NAC Covenant Condition”).

●	NAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an authorized officer of NAC, certifying as to the satisfaction of the NAC Representation Condition and the NAC Covenant Condition.

●	NAC shall have delivered to the Company, dated the Closing Date, signed by the Secretary of NAC certifying as to the resolutions of ParentCo’s, NAC’s, Merger Sub Corp’s and Merger Sub LLC’s respective board of directors unanimously authorizing and approving the Proposed Transactions and respective stockholders or members, as applicable, authorizing and approving the Proposed Transactions.

●	Immediately following the consummation of the Second Merger, no single stockholder of ParentCo (other than Blocker Holder, True Wind Capital or any party to a Subscription Agreement) shall own in excess of nine and nine-tenths percent (9.9%) of the voting shares of ParentCo, and no three stockholders of ParentCo (excluding the Company Unitholders, the Blocker Holder, True Wind Capital and the parties to the Subscription Agreements) shall own in excess of twenty-five percent (25%) of the voting shares of ParentCo.

●	NAC and ParentCo shall have delivered to the Company Unitholders, Blocker and the Blocker Holder counterpart signatures of the Tax Receivable Agreement executed by NAC and ParentCo.

●	The individuals set forth on an exhibit to the Agreement shall have been appointed to the ParentCo Board effective as of the Closing.

●	NAC and ParentCo shall have delivered to the Company a counterpart signature of the Investors Rights Agreement executed by ParentCo.

●	The Available Cash shall be equal to or greater than $295,000,000 without any breach, inaccuracy or failure to perform of any of the representations, warranties or covenants set forth in Section 4.03(g) or Section 7.13(e) of the Agreement.

●	NAC shall have delivered, or caused to be delivered, to the Company the NAC Certificate duly executed by an authorized officer of NAC in accordance with Section 2.04(c) of the Agreement.

Termination

The Agreement may be terminated at any time by the Company or NAC, respectively, as follows:

(a)	By NAC or the Company, if (i) NAC and the Company provide mutual written consent; (ii) the First Merger shall not have occurred on or before the earlier to occur of June 12, 2020, or the date that NAC is required to dissolve or liquidate (the “Outside Date”); provided, however, that the Agreement may not be terminated pursuant to this clause (ii) by or on behalf of any party that is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Agreement and such breach or violation is the primary cause of the failure of a condition set forth in Article VII of the Agreement to be satisfied on or prior to the Outside Date; (iii) any governmental authority in the United States will have enacted, issued, promulgated, enforced or entered any Law which has become final and nonappealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions.

(b)	By NAC or the Company, if the NAC Stockholder Approval is not adopted and approved.

(c)	By NAC or the Company, if the Member Approval is not adopted and approved (the “Company Approval Termination Right”).

(d)	By NAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and Section 8.02(b) of the Agreement would not be satisfied (“Terminating Company Breach”); provided, that NAC has not waived such Terminating Company Breach and ParentCo, NAC, Merger Sub Corp or Merger Sub LLC is not then in breach of any representation, warranty, covenant or agreement on the part of ParentCo, NAC, Merger Sub Corp or Merger Sub LLC set forth in the Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; provided, however, that, if such Terminating Company Breach is curable by the Company, NAC may not terminate the Agreement pursuant to a Terminating Company Breach for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by NAC to the Company.

(e)	By the Company upon a breach of any representation, warranty, covenant or agreement on the part of ParentCo, NAC, Merger Sub Corp and Merger Sub LLC, set forth in the Agreement, or if any representation or warranty of ParentCo, NAC, Merger Sub Corp and Merger Sub LLC shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) of the Agreement would not be satisfied (“Terminating NAC Breach”); provided, that the Company has not waived such Terminating NAC Breach and the Company, Blocker or the Blocker Holder are not then in breach of any representation, warranty, covenant or agreement on the part of the Company, Blocker or the Blocker Holder set forth in the Agreement such that the conditions set forth in Section 8.02(a) and Section 8.02(b) of the Agreement would not be satisfied; provided, however, that, if such Terminating NAC Breach is curable by ParentCo, NAC, Merger Sub Corp and Merger Sub LLC, the Company may not terminate this Agreement pursuant to a Terminating NAC Breach for so long as ParentCo, NAC, Merger Sub Corp and Merger Sub LLC continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to NAC.

(f)	By the Company, if immediately following the Extension Meeting required pursuant to Section 7.14 of the Agreement and after giving effect to the exercise of any Redemption Rights by stockholders of NAC, NAC shall have less than an aggregate of $170,000,000 of cash held in the Trust Fund, provided that during the five (5) Business Day period immediately following the Extension Meeting, NAC may take any and all actions to increase the cash held in the Trust Fund to an amount greater than $170,000,000 so that if the cash held in the Trust Fund is greater than $170,000,000 on the date that is five (5) Business Days following the Extension Meeting, then the Company’s right to terminate this Agreement pursuant to this Section 9.01(g) shall be deemed waived and of no further effect.

If the Agreement is terminated pursuant to a Company Approval Termination Right and if (and only if) at the time of such termination: (a) each of the conditions to Closing set forth in Section 8.01 of the Agreement shall have been satisfied or waived by NAC and the Company (other than the condition set forth in Section 8.01(g) of the Agreement); and (b) each of the conditions to Closing set forth in Section 8.03 of the Agreement shall have been satisfied or waived by the Company (other than those conditions that by their nature are to be satisfied at the Closing, but subject to NAC certifying in writing to the Company that NAC shall satisfy such conditions at the Closing and that NAC will consummate the Closing within three (3) Business Days after the date on which the condition set forth in Section 8.01(g) of the Agreement shall have been satisfied), then the Company shall pay to NAC, a non-refundable fee in the amount of $40,000,000 (the “Termination Fee”) promptly, but in no event later than sixty (60) days, following the termination of this Agreement. In the event of any payment of the Termination Fee to NAC, NAC will allocate any such amounts as follows: (i) to pay the expenses of NAC, including professional fees, incurred in connection with the Proposed Transaction; (ii) to purchase from the Sponsor the warrants to purchase NAC Class A Common Stock that the Sponsor purchased in connection with NAC’s initial public offering; (iii) to reimburse NAC for its expenses in connection with the Proposed Transaction; (iv) to pay the expenses incurred by the Subscribers in connection with the PIPE, as defined below; (v) to pay certain other fees and expenses in connection with the Proposed Transaction and the PIPE; and (vi) to pay any taxes applicable to NAC. After such payments, the remaining portion of the Termination Fee will be divided among the holders of NAC Class A Common Stock eligible to receive distributions upon the liquidation of NAC at such time and the Subscribers who committed to purchase ParentCo Common Shares in the PIPE. Notwithstanding anything to the contrary contained in Section 9.03(b) of the Agreement or elsewhere in the Agreement, if the Agreement is terminated under the circumstances set forth in the first sentence of this paragraph, NAC’s right to receive the Termination Fee pursuant shall be the sole and exclusive remedy of NAC, ParentCo and their respective securityholders, Affiliates and Representatives against the Company, Blocker, the Blocker Holder and their respective securityholders, Affiliates and Representatives, and NAC, ParentCo and their respective securityholders, Affiliates and Representatives shall be deemed to have waived all other remedies (including equitable remedies) with respect to: (i) any failure of the Proposed Transactions to be consummated; (ii) any breach by the Company, Blocker or the Blocker Holder of their respective obligations to consummate the Proposed Transactions or any other provision set forth in the Agreement; (iii) any inaccuracy in any representation or warranty set forth in the Agreement; and (iv) any breach of any of the covenants or obligations set forth in the Agreement. Upon payment by the Company of the Termination Fee, neither the Company, Blocker, the Blocker Holder nor any of their respective securityholders, Affiliates or Representatives shall have any further liability or obligation (under the Agreement or otherwise) relating to or arising out of the Agreement or any of the Proposed Transactions, and, in no event shall NAC, ParentCo nor any of their respective securityholders, Affiliates or Representatives seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with the Agreement or the Proposed Transactions.

A copy of the Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement filed with this Current Report on Form 8-K. The Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about NAC, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by the Company, Blocker, ParentCo, NAC, Merger Sub Corp and Merger Sub LLC contained in the Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Agreement. Moreover, certain representations and warranties in the Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Agreement as characterizations of the actual state of facts about the Company, Blocker, ParentCo, NAC, Merger Sub Corp and Merger Sub LLC.

Founder Support Agreement

Contemporaneously with the execution of the Agreement, the holders of the NAC Class B Common Stock (including Nebula Holdings, LLC, the “Sponsor”) entered into the Founder Support Agreement, pursuant to which, among other things:

●	Such holders agreed to approve the Agreement and the Proposed Transactions.

●	Such holders agreed to forfeit (without consideration) all NAC Warrants held by them to NAC.

●	The Sponsor agreed that to the extent the NAC Expenses shall exceed an amount equal to $25,000,000 plus the amount of cash as of the Reference Time held by NAC without restriction outside of the Trust Fund and any interest earned on the amount of cash held inside the Trust Fund (collectively, the “NAC Expense Cap”), then, the Sponsor shall, on the Closing Date, in its sole option, either (a) pay any such amount in excess of the NAC Expense Cap to NAC in cash, by wire transfer of immediately available funds to the account designated by NAC, or (b) forfeit to NAC (for no consideration) such number of shares of NAC Class B Common Stock (valued at $10.00 per share of NAC Class B Common Stock) held by the Sponsor that would, in the aggregate, have a value equal to such amount in excess of the NAC Expense Cap; provided, that if Sponsor shall elect to forfeit shares of NAC Class B Common Stock and the number of shares of NAC Class B Common Stock available for forfeiture shall be insufficient to satisfy the Sponsor’s obligations to satisfy such excess NAC Expenses, then Sponsor shall, on the Closing Date, satisfy any such additional in cash on the Closing Date.

●	Such holders agreed to certain amendments to the lock up terms set forth in that certain letter agreement, dated January 9, 2018, by and among NAC and such holders, pursuant to which the lock up term will be extended for up to seven years following the Closing for half the shares held by such holders, depending on the trading price of the ParentCo Common Shares (and subject to forfeiture if such trading prices are not reached).

●	Such holders waived any anti-dilution protections provided to holders of the NAC Class B Common Stock in NAC’s current certificate of incorporation.

●	Such holders will be issued up to 1,250,000 additional ParentCo Common Shares (the “Earn-Out Shares”) as follows: (i) such holders will be entitled to an aggregate of 625,000 ParentCo Common Shares, if prior to or as of the second anniversary of the Closing, the VWAP is greater than or equal to $12.00 over any 20 trading days within any 30-trading day period; and (ii) such holders will be entitled to an aggregate of an additional 625,000 ParentCo Common Shares if, prior to or as of the second anniversary of the Closing, the VWAP is greater than or equal to $14.00 over any 20 trading days within any 30-trading day period. If a Change of Control of ParentCo occurs prior to the second anniversary of the Closing, such holders will be entitled to receive all unissued Earn-Out Shares prior to the consummation of such Change of Control.

The foregoing description of the Founder Support Agreement is qualified in its entirety by reference to the full text of Founder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Investor Support Agreement

Contemporaneously with the execution of the Agreement, certain stockholders of NAC entered into the Investor Support Agreement, pursuant to which, among other things, certain holders agreed (i) to approve the Agreement and the Proposed Transactions; (ii) not to redeem any shares held by such stockholders in connection with the Proposed Transactions and (iii) to tender any warrants to purchase NAC Class A Common Stock held by such stockholder to NAC for cash consideration of $1.50 per whole warrant and to vote all such warrants held by such NAC stockholder in favor of any amendment to the terms of such warrants proposed by NAC, including the Warrant Amendment.

The foregoing description of the Investor Support Agreement is qualified in its entirety by reference to the full text of Form of Investor Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Support Agreement

Contemporaneously with the execution of the Agreement, certain Company Unitholders entered into the Company Support Agreement, pursuant to which such Company Unitholders agreed to approve the Agreement and the Proposed Transactions.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of Company Support Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Tax Receivable Agreement

At the Closing, NAC will enter into the Tax Receivable Agreement with the Blocker, the Blocker Holder, the Company and the members of the Company. The Tax Receivable Agreement will generally provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by ParentCo and its subsidiaries (including the Company and its subsidiaries, as applicable and without duplication) as the result of the Second Merger, the Blocker Contribution and the making of payments under the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to the full text of the Form of the Tax Receivable Agreement, a copy of which is included as Exhibit G to the Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Investor Rights Agreement

In connection with the Proposed Transactions, the Company, NAC, ParentCo, certain persons and entities holding membership units of the Company and certain persons and entities holding founder shares of NAC (collectively, the “Holders”), will enter into the Investor Rights Agreement at the Closing. The Investor Rights Agreement will provide for certain designation rights with respect to the board of directors of ParentCo, such that the Sponsor and Bregal Sagemount, the Company’s largest minority equity holder, and specified Company members will each have the right to designate two agreed upon board representatives, for period of time following the Closing.

Pursuant to the terms of the Investor Rights Agreement, ParentCo will be obligated to file a registration statement to register the resale of certain securities of ParentCo held by the Holders. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that ParentCo file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of common stock of ParentCo held by such Holders. The Investor Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement further provides for ParentCo Common Shares held by the Holders to be locked-up for 180 days after the Closing.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Form of the Investor Rights Agreement, a copy of which is included as Exhibit H to the Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Private Placement and Subscription Agreements

In connection with the Proposed Transactions, NAC has obtained commitments from interested investors (each a “Subscriber”) to purchase shares of NAC Class A Common Stock, which will be converted into ParentCo Common Shares in connection with the Closing (the “PIPE Shares”), for a purchase price of $10.00 per share, in a private placement (the “PIPE”). Several fundamental investors have committed $200 million to participate in the transaction through the PIPE anchored by True Wind Capital. True Wind Capital has agreed to subscribe for $85,000,000 worth of PIPE Shares for a purchase price of $10.00 per share. Certain offering related expenses are payable by NAC, including customary fees payable to the placement agents, Deutsche Bank Securities and Goldman Sachs & Co., LLC. Such commitments are being made by way of the Subscription Agreements, by and among each Subscriber, NAC, the Company and ParentCo. The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Agreement. It is intended that the Subscription Agreements for the entire PIPE will be entered into contemporaneously with the execution of the Agreement.

The PIPE Shares are identical to the shares of common stock that will be held by NAC’s public stockholders at the time of the Closing, other than the PIPE Shares, when initially issued by NAC in connection with the PIPE Closing, and such shares will not be registered with the SEC) nor available to trade on the Nasdaq Capital Market.

The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Proposed Transactions. The PIPE Closing will occur on the date of, and immediately prior to, the consummation of the First Merger. The PIPE Closing will be subject to customary conditions, including:

●	ParentCo’s initial listing application with the Nasdaq Capital Market in connection with the Proposed Transaction shall have been approved and, immediately following the Closing, ParentCo shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Capital Market and ParentCo shall not have received any notice of non-compliance therewith, and the ParentCo Common Shares, shall have been approved for listing on the Nasdaq Capital Market;

●	all representations and warranties of NAC and the Subscriber contained in the relevant Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the Subscription Agreements)), which representations and warranties shall be true in all respects) at, and as of, the PIPE Closing; and

●	as of the Closing Date, there has been no material adverse change in the business, properties, financial condition, stockholders’ equity or results of operations of NAC and its subsidiaries taken as a whole since the date of the Subscription Agreement (other than (i) the election by holders of the NAC Class A Common Stock to exercise redemption rights in connection with (x) the special meeting of NAC’s stockholders to approve the Proposed Transactions or (y) a special meeting of NAC’s stockholders to approve the extension of time for NAC to complete the Proposed Transactions, and (ii) in connection with any offer to purchase outstanding NAC Warrants).

●	all conditions precedent to the Closing of the Proposed Transactions, including the approval by NAC’s stockholders, shall have been satisfied or waived.

Pursuant to the Subscription Agreements, ParentCo will agree that, within 45 calendar days after the consummation of the Proposed Transactions, ParentCo will file with the SEC (at ParentCo’s sole cost and expense) a registration statement registering the resale of the shares of common stock received by the Subscriber in connection with the Proposed Transactions (the “Resale Registration Statement”), and ParentCo shall use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof; provided, however, that ParentCo’s obligations to include the shares held by a Subscriber in the Resale Registration Statement will be contingent upon the respective Subscriber furnishing in writing, to ParentCo, such information regarding the Subscriber, the securities of ParentCo held by such Subscriber and the intended method of disposition of the shares, as shall be reasonably requested by ParentCo to effect the registration of such shares, and will execute such documents in connection with such registration, as ParentCo may reasonably request, which will be what is customary of a selling stockholder in similar situations.

Under certain circumstances, additional payments by ParentCo may be assessed with respect to the shares of common stock included in the registerable securities in the event that (1) a Resale Registration Statement has not been declared effective by the SEC by the earlier of (A) 90 days (or 120 days if the SEC notifies ParentCo that it will “review” the Resale Registration Statement) following the Closing, or (B) 10 Business Days after the SEC notifies ParentCo that it will not review the Resale Registration Statement, subject to certain potential timing adjustments or (2) the Resale Registration Statement is declared effective by the SEC but thereafter ceases to be effective prior to the expiration of a designated effective period. The additional payments by ParentCo shall accrue on the applicable registrable securities at a rate of 0.5% of the aggregate purchase price paid for such registrable securities per month, subject to certain terms and limitations (including a cap of 5.0% of the aggregate purchase price).

Each Subscription Agreement will terminate upon the earlier to occur of (w) such date and time as the Agreement is terminated in accordance with its terms, (x) upon the mutual written agreement of each of the parties to the Subscription Agreement, (y) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the PIPE Closing or (z) December 31, 2020.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the Form of the Subscription Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of NAC that may be issued in connection with the Agreement and the Subscription Agreements will be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On January 6, 2020, NAC and the Company, issued a joint press release announcing the execution of the Agreement and announcing that NAC will hold a conference call on January 6, 2020 at 10:00 a.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by NAC in presentations for certain of NAC’s stockholders and other persons. Additionally, attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is a supplemental presentation providing additional information relating to the Proposed Transaction to be used by NAC in presentations for certain of NAC’s stockholders and other persons. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Proposed Transaction, NAC intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of NAC that also constitutes a prospectus of the Company. NAC urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about NAC, the Company and the Proposed Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of NAC as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: Nebula Acquisition Corporation, Four Embarcadero Center, Suite 2350, San Francisco, CA 94111. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

NAC, the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of NAC is set forth in NAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 15, 2019. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of NAC or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding 2020 EBITDA and EBITDA margin projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, NAC’s ability to enter into definitive agreements or consummate a transaction with the Company and NAC’s ability to obtain the financing necessary consummate the potential transaction. These statements are based on various assumptions and on the current expectations of NAC’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NAC and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions, applicable taxes, inflation, interest rates and the regulatory environment, the outcome of judicial proceedings to which the Company is, or may become a party, the inability of the parties to enter into definitive agreements or consummate the Proposed Transaction; the risk that the approval of the stockholders of NAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Potential Transaction, including as a result of a delay in consummating the Potential Transaction or difficulty in integrating the businesses of NAC and the Company; the amount of redemption requests made by NAC’s stockholders; those factors discussed in NAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 under the heading “Risk Factors,” and other documents of NAC filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NAC nor the Company presently do not know or that NAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. NAC and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while NAC and the Company may elect to update these forward-looking statements at some point in the future, NAC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NAC’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Measure and Related Information

This Current Report on Form 8-K references EBITDA and EBITDA margin, which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures do not have a standardized meaning, and the definition of EBITDA used by the Company may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings by the Company with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit

2.1	Business Combination Agreement, dated as of January 5, 2020, by and among NAC, Blocker, Blocker Holder, ParentCo, Merger Sub LLC, Merger Sub Corp, the Company, and Shareholder Representative Services LLC, as the Securityholder Representative.

10.1	Founder Support Agreement, dated as of January 5, 2020, by and among NAC, ParentCo, the Company, the Sponsor, Adam H. Clammer, James H. Greene, Jr., Rufina Adams, David Kerko, Frank Kern, James C. Hale and Ronald Lamb.

10.2	Form of Investor Support Agreement.

10.3	Company Support Agreement, dated as of January 5, 2020, by and among NAC, Bregal Investments, Inc., BRP Hold 11, Inc., Bee Cave Capital, LLC, Richard Watkins, Open Lending Opportunity Partners, Ryan Collins, Kurt Wilkin, Scott Gordon, Keith Jezek and Steve Letbetter.

10.4	Form of Subscription Agreement.

99.1	Press Release, dated January 6, 2020.

99.2	Form of Investor Presentation.

99.3	Form of Supplemental Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 6, 2020

Nebula Acquisition Corporation

By:	/s/ Adam H. Clammer
	Name:	Adam H. Clammer
	Title:	Co-Chief Executive Officer